UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2021

STABLE ROAD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39128	84-1905538
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Abbot Kinney Blvd.
Venice, California	90291
(Address of principal executive offices)	(Zip Code)

(833) 478-2253

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	SRACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	SRAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SRACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On October 7, 2020, Stable Road Acquisition Corp. (“Stable Road” or “Parent”) announced a proposed business combination (the “Proposed Transaction”) with Momentus Inc. (“Momentus” or the “Company”) pursuant to that certain Agreement and Plan of Merger, dated as of October 7, 2020, as amended on March 5, 2021, April 6, 2021 and June 29, 2021 (as it may be further amended and/or restated from time to time, the “Merger Agreement”), by and among Stable Road, Momentus, Project Marvel First Merger Sub, Inc. and Project Marvel Second Merger Sub, LLC.

On November 2, 2020, Stable Road filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that included a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road. Stable Road filed with the SEC an amended Registration Statement on Form S-4 on each of December 14, 2020, March 8, 2021, June 29, 2021, July 12, 2021, July 19, 2021 and July 21, 2021 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on July 22, 2021. On July 23, 2021, Stable Road filed with the SEC a definitive proxy statement and final prospectus of Stable Road (the “Proxy Statement”).

On December 3, 2020, a complaint was filed by a purported stockholder of the Company against the Company and its board of directors in the United States District Court for the Southern District of New York, in a case captioned Wallace v. Stable Road Acquisition Corp., et al., No. 1:20-cv-10193.  The complaint alleges that the Company’s Registration Statement, as filed on November 2, 2020, omitted certain material information regarding the Company’s planned transaction with Momentus, in violation of the securities laws.  As relief, the complaint seeks an injunction barring the Company from proceeding with a stockholder vote or consummating the transaction absent additional disclosures, as well as unspecified costs and damages.  A second complaint was filed by another purported stockholder of the Company against the Company and its board of directors in the Supreme Court of the State of New York for the County of New York, in a case captioned Ciccotelli v. Stable Road Acquisition Corp., et al., No. 656895/2020, on December 9, 2020, raising similar allegations and seeking similar relief.  In addition to the two complaints, the Company received three letters, dated November 9, 2020, November 19, 2020, and August 3, 2021, respectively, from purported stockholders raising similar allegations.[1]

While both Stable Road and Momentus believe that the disclosures set forth in Proxy Statement comply fully with applicable law, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Proposed Transaction, Stable Road is voluntarily supplementing the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, Stable Road and Momentus specifically deny all allegations in the demand letters that any additional disclosure was or is required. Stable Road and Momentus believe these purported shareholders’ claims are without merit.

Supplemental Disclosures to the Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The Proxy Statement is hereby amended as follows:

[1] Separately, a purported stockholder of SRAC filed a putative class action complaint against the Company, Sponsor, Brian Kabot, James Norris, Momentus, and Mikhail Kokorich on July 15, 2021, in the United States District Court for the Central District of California, in a case captioned Jensen v. Stable Road Acquisition Corp., et al., No. 2:21-cv-05744. The complaint alleges that the defendants omitted certain material information in their public statements and disclosures regarding the Proposed Transaction in violation of the securities laws, and seeks damages on behalf of a putative class of stockholders who purchased SRAC stock between October 7, 2020 and July 13, 2021. On July 22, 2021 and August 4, 2021, respectively, two other purported stockholders filed putative class action complaints in the same court, in cases captioned Hall v. Stable Road Acquisition Corp., et al., No. 2:21-cv-05943, and Depoy v. Stable Road Acquisition Corp., et al., No. 2:21-cv-06287, asserting substantially similar claims and seeking substantially similar relief. Other, similar suits may follow. On July 20, 2021, another purported stockholder of SRAC sent a letter demanding that the Company provide holders of the Company’s Class A Common Stock with a separate class vote on the Class A Share Increase Amendment. The Company has responded to this stockholder in writing to explain its view that the demand is without merit.

The following disclosure supplements and restates the fourth paragraph under the section of the Proxy Statement captioned “Background of the Business Combination” beginning on page 129 of the Proxy Statement:

In the process that led to identifying Momentus as an attractive investment opportunity, SRAC’s management team evaluated over 50 potential business combination targets, entered into non-disclosure agreements with approximately 26 potential business combination targets (other than Momentus), submitted non-binding indications of interest with respect to three potential business combination targets and submitted a non-binding letter of intent with respect to one potential business combination target (other than Momentus). SRAC engaged in more extensive negotiations with two potential acquisition targets (other than Momentus), Target A and Target B. None of the approximately 26 non-disclosure agreements contained standstill or “don’t ask, don’t waive” provisions.

The following disclosure supplements and restates the seventeenth paragraph under the section of the Proxy Statement captioned “Background of the Business Combination” beginning on page 129 of the Proxy Statement:

Also on September 2, 2020, SRAC executed a Placement Agent Agreement with negotiated fees with Evercore, who was also then serving as Momentus’ financial advisor, and on September 3, 2020, SRAC executed a Placement Agent Agreement with Cantor, pursuant to which Evercore and Cantor would serve as co-placement agents for the proposed PIPE investment. Both Momentus and SRAC provided consent to Evercore’s roles as Momentus’ financial advisor and co-placement agent for SRAC for the proposed PIPE investment. Pursuant to the Placement Agent Agreements, each of Evercore and Cantor is entitled to a fee in connection with serving as a co-placement agent equal to 2.0% of the aggregate gross proceeds received by SRAC from the PIPE investment, which fees are subject to the consummation of the PIPE investment and the Business Combination. The Placement Agent Agreements also include customary out-of-pocket expense reimbursement provisions. Evercore is also serving as Momentus’ financial advisor in connection with the Business Combination, and pursuant to its engagement letter with Momentus, Evercore will also be entitled to an additional financial advisory fee in connection with the Business Combination equal to $14.6 million, subject to reduction to $12.3 million based on the amount of redemptions by SRAC’s public stockholders.

The following disclosure supplements and restates the sixth bullet point under the section of the Proxy Statement captioned “Interests of Certain SRAC Persons in the Business Combination” beginning on page 148 of the Proxy Statement:

•	the continuation of Brian Kabot, one of our existing directors, as a director of the Combined Company following the Closing. Mr. Kabot will be entitled to receive any cash fees or equity awards that the Combined Company’s board of directors determines to pay its non-executive directors. There have been no other discussions of or agreements regarding the employment of any SRAC officers, directors, or employees by the Combined Company following the closing of the Business Combination.

Additional Information

This Current Report on Form 8-K (this “Report”) relates to the Proposed Transaction between Stable Road and Momentus. In connection with the Proposed Transaction, Stable Road has filed with the SEC a registration statement on Form S-4, as amended (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement has been declared effective by the SEC. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents have been sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/consent solicitation statement/prospectus was mailed to Stable Road’s stockholders as of the record date (July 7, 2021) established for voting on the Proposed Transaction and the other matters to be voted upon at the special meeting of stockholders. Stable Road’s stockholders are also able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Forward-Looking Statements

This Report may contain a number of “forward-looking statements”. These forward-looking statements are based on Stable Road’s or Momentus’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Stable Road’s and Momentus’ management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Momentus; risks related to the development of our water-based propulsion system (microwave electrothermal thruster) and other technology, including failures, setbacks or delays in reaching objectives and other milestones; risks related to the ability of customers to cancel contracts for convenience; risks related to compliance with the National Security Agreement; risks related to the rollout of Momentus’ business and the timing of expected business milestones; the effects of competition on Momentus’ future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Stable Road’s public stockholders; the ability of Stable Road or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Stable Road. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this press release speak only as of the date of this press release. Except as required by law, neither Stable Road nor Momentus undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Stable Road’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING IS SET FORTH IN THE EFFECTIVE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the effective Registration Statement that Stable Road filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STABLE ROAD ACQUISITION CORP.

Dated: August 5, 2021	By:	/s/ Brian Kabot
Brian Kabot Chief Executive Officer

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